AXIOM III, INC.
191 Chestnut Street
Springfield, MA  01103

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 16, 2007, to the holders of record at the close of business on October 16, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Axiom III, Inc., a Nevada corporation (“the Company” or “Axiom”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement entered into among the Company, Eastern Concept Development Ltd. and certain other parties as described below.  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 50,000,000 shares of Axiom common stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

    As of October 10, 2007 the Company entered into a Share Exchange Agreement (“Agreement”), between and among the Company, Eastern Concept Development Ltd., (“Eastern”) a corporation organized and existing under the laws of Hong Kong, a Special Administrative Region of the Peoples’ Republic of China, Mr. Benny Lee, the shareholder of Eastern (“Eastern Shareholder”), Foshan Wanzhi Electronic Technology Co., Ltd. (“Foshan”), a corporation organized under the laws of the Peoples’ Republic of China, Jun Chen the representative of the shareholders of Foshan (“Foshan Shareholders”) and Duane Bennett, the Chief Executive Officer and Director of Company ("Mr. Bennett").

Pursuant to the Agreement the Company will acquire one hundred percent (100%) of all of the issued and outstanding share capital of Eastern from the Eastern Shareholder in exchange for 35,351,667 shares of common stock of the Company in a transaction intended to qualify as a tax-free exchange pursuant to sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, in addition to the payment by the Eastern Shareholder of $262,500 to the Northeast Nominee Trust, as additional consideration in the transaction.. A copy of the Agreement is attached hereto as Exhibit 10.

    Subsequent to the share exchange, Eastern or a subsidiary of Eastern will acquire from the Foshan Shareholders, all of the share capital of Foshan for approximately $1.3 million, and Foshan shall become an indirect wholly owned subsidiary of the Company.

The closing contemplated in the Agreement (the “Closing”) shall be held at a mutually agreed upon time and place on or before October 18, 2007, or on another date to be agreed to in writing by the parties (the "Closing Date”).

The $262,500 payment by the Eastern Shareholder to the Northeast Nominee Trust represents a payment to a majority shareholder of the Company, of which Mr. Bennett is the trustee.  The children of Mr. Bennett are the beneficiaries of the Northeast Nominee Trust and Mr. Bennett is considered the beneficial owner of the corpus of the Trust...

 It is important to note that Mr. Bennett had no pre-existing material relationship of any kind with Eastern, Foshan or the Eastern Shareholder or Foshan Shareholders prior to the Agreement described herein.

    The Company has agreed to use its best efforts to insure the conditions under the Agreement will be satisfied as promptly as practicable so that the Closing conditions under Agreement will occur and a change of control of Company will happen as soon as possible.

The foregoing summary of selected provisions of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is included as an exhibit 10 hereto..

As a result of the exchange of a majority of AXIO’s common stock for all of the share capital of Eastern Concept, the Eastern Concept Shareholder and his designee have acquired majority control of the outstanding common stock of AXIO and have appointed their candidate to the Board of Directors at closing.  The existing director will continue to serve and will resign in compliance with Rule 14f-1 of the Exchange Act.  It is worth noting that Karol Kapinos had earlier resigned from his position as a director of the Registrant, and Lawrence Nault had earlier resigned from his position as President of the Registrant.  Bennett continued as a Director and was appointed as Chief Executive Officer of the Registrant.  A Form 8-K reporting these management changes was filed with the Commission on October 11, 2007.

As of the Closing, Benny Lee will be appointed as a Director, to serve together with Bennett, and he will be appointed to the offices of Chief Executive Officer, Chief Financial Officer and Secretary of the Registrant.  At Closing, Bennett will resign his office as Chief Executive Officer and will resign his position as a director effective upon the expiration of the ten day period after a Schedule 14F-1 has been mailed to shareholders of record. Accordingly, the new Board of Directors will consist of Mr. Benny Lee, as the sole director, but Bennett’s resignation, which will enable to Benny Lee to serve as the sole Director in his place, will only be effective upon the expiration of the ten day period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

    The following table sets forth as of October 16, 2007, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.  The share figures and percentages in the table below have been adjusted to give effect to the Closing.  On such date, after giving effect to the exchange of shares, there will be issued and outstanding 50,000,000 shares of the Company’s Common Stock.

BENEFICIAL OWNERSHIP TABLE

                                                                                                                                                              Percent of
Title                                                                                                                                                         Voting
of Class                                Name(2)                                           Shares Owned(1)                     Power

Common                           East Sincere Management Limited                           16,544,117                             33.1%
    Benny Lee  - CEO, CFO and Sole Owner
                                       [Director, CEO and CFO of AXIO]
   Flat A-1, 2/F, Maiden Court
                                       46 Cloud View Road, Hong Kong

 Common                         Profit Gain Management Limited                                17,407,550                            34.8%
                                       Mon Hung Lew – CEO and Sole Owner
                                       Suite 1606-7, 16F, Great Eagle Centre
                                       23 Harbour Road, Hong Kong

Common           All Officers and Directors
as a Group (1  person)                                                              16,544,117                             33.1%

(1)  Calculation based on 50,000,000 shares outstanding as of October 18, 2007.
(2)   Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.

DIRECTORS AND EXECUTIVE OFFICERS

At Closing, Duane Bennett will resign from his position as Chief Executive Officer effective immediately, and his position as Director of the Company effective upon the expiration of the ten day period after the mailing of this Information Statement  to shareholders of record.  Benny Lee will be appointed as Chief Executive Officer, Chief Financial Officer, and Secretary, as well as Chairman of the Board of Directors of the Company.  It is worth noting that Karol Kapinos had earlier resigned from his position as a director of the Company, and Lawrence Nault had earlier resigned from his position as President of the Company.   Accordingly, the new Board of Directors will consist of Mr. Benny Lee, as the sole director, but Bennett’s resignation, which will enable to Benny Lee to serve as the sole Director in his place, will only be effective upon the expiration of the ten day period.

To the best of the Company’s knowledge, immediately prior to the Closing, Benny Lee was not a director, did not hold any position with the Company, and had not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, Benny Lee has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company

Duane Bennett(1)	47	Director
Benny Lee(2)	65	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer and Secretary
___________________

(1)  Mr. Bennett will resign as Chief Financial Officer immediately at Closing, and will resign as a Director effective ten days following the mailing of this Information Statement.
(2)  Mr. Lee will be appointed as Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer and Secretary at the Closing.

Duane Bennett.  Mr. Bennett has been a Director of the Company since 2003, and has been vital in our development.  From 1997 to 2004, Mr. Bennett was President of ABC Realty, Inc., a publicly reporting company and a licensed real estate brokerage, which provided real estate brokerage services within the Charlotte, North Carolina area.  Mr. Bennett was brokering private vacant land development transactions.  From 1995 to August 2004, Mr. Bennett was also the President of Xenicent, Inc., a publicly reporting company that began as a real estate investment company engaged in the purchase and sale of raw land primarily in and around North Carolina.  In 2003, Xenicent along with Mr. Bennett acting as director and majority shareholder entered into a deal to acquire a 60% subsidiary interest in a Taiwanese company called Giantek Technology Corporation.  Giantek was primarily engaged in the production of light emitting diode (LED) display systems for use in the sport and transportation industries.  In 2004, the 60% subsidiary interest agreement that was entered into in 2003 was mutually rescinded as a result of an inability of the Giantek shareholders to raise the investment capital originally anticipated in the 2003 agreement.

From 1999 to 2000, Mr. Bennett was the sole owner, president, and chief executive officer of Internet Funding Corp., a private company which sought to develop the operations of and arrange capital financing for development stage Internet companies in the Charlotte, North Carolina area. From 1991 until 1995, Mr. Bennett was chief executive officer and president of Bennett International Businesses, a sole proprietorship he owned, based in Charlotte, North Carolina.  He was in charge of revising all business plans for potential private investment, as well as a proposal to build 129,000 prefabricated houses per year in five separate factories.  The houses were to be built out of steel and cement and lifted by crane to their final location.  Mr. Bennett did construct a model prototype; however, the project never came to fruition.  Bennett International Businesses also explored investment opportunities in China, Mexico, South Africa and Chile.  From 1995 to 1996, Mr. Bennett also operated Premier Builders and Developers, a company that developed land in the Charlotte, North Carolina area.  From 1991 to 1996, Mr. Bennett was the sole owner and president of Goodex, Inc., a private company involved in buying, selling, and renovating homes in the Springfield, Massachusetts area.

Benny Lee.  Mr. Lee has had extensive experiences in senior marketing and operations positions with MasterCard International and American Express.  Earlier in his career, Mr. Lee held various regional senior operation and customer relations positions with American Express, first as Director-operations, Asia/Pacific, with American Express Reservations, and later with American Express Card Division for over 13 years.

Starting in 1983, as Vice President-International, Asia/Pacific, for MasterCard, Mr. Lee was responsible for the expansion of the MasterCard membership network in the Asia/Pacific region by first getting Nanyang Commercial Bank to convert its Federal Card to Federal MasterCard and thus, initially break-through into the China card market.  Based in Hong Kong, he assisted many financial institutions in Asia/Pacific in initiating MasterCard operations, including Bank of China when it introduced The Greatwall MasterCard, the first credit card in China.  In 1990, Mr. Lee was transferred to Canada, where as Vice President-Canada Region, he opened the first MasterCard office in Toronto.

Mr. Lee left MasterCard International Card and joined MBf Card as President, MBf Card International.  He was responsible in setting up card centers in HK, PNG, Fiji, Vietnam and Myanmar and formulated local joint ventures in Taiwan, Thailand and other S.E. Asian countries.  He left MBf and returned to Canada in 1994 and soon after, he joined Pacific Asia Capital Ltd. a boutique merchant banking company as president.  He finalized several projects including setting up of a credit card company in Thailand.

In 1995, Mr. Lee joined Western Union Financial Service International where he served as President-Asia Region, responsible for business development and agent network management in countries of the Pacific Rim. He expanded the Western Union network by signing the China Post Office as agent in China and Bank of Internasional Indonesia and some others.   In 1996, he co-found, InterPay International Group Ltd. with his associates in Malaysia.   He has served as President, responsibility for business development and franchise management for InterPay around the world.  He was elected as Executive Chairman and holding the position since 2002.  Mr. Lee has also been serving in the Board of Director of iSynergy Card and Payment Services, which is one of the MasterCard members in Malaysia and the largest loyalty card issuer in the country.  InterPay Group is a shareholder and management company of iSynergy.

In 2004, Mr. Lee was invited to the board of Asia Payment Systems, Inc. as a director and subsequently became an executive director and then president, stationing in Shanghai in May, 2005.   In September, 2006, Mr. Lee resigned from Asia Payment and terminated the relationship.   He then, incorporated Invest Asia Ltd. (BVI) to provide management and consultant services.   He has been successful in helping Oxford Investment Holding Ltd. of Canada (OTC BB ‘oxihf’) in acquiring the interest of companies in payment and consumer related businesses under Ko Ho Management Ltd. (BVI).

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           AXIO originally incorporated in Massachusetts as Axiom First Corporation on May 22, 2003. Northeast Nominee Trust owned 100% of Axiom First Corporation. AXIO also created a second corporation, Axiom Second Corporation, which was also incorporated in Massachusetts on May 22, 2003. Axiom First owned, and continues to own, 100% of its subsidiary, Axiom Second Corporation. The next month, on June 12, 2003 director Bennett deeded to Axiom Second Corporation the property located at 80 Cochran Street in Chicopee, Massachusetts. In June 2004, AXIO incorporated Axiom III, Inc., a Nevada corporation. By agreement dated June 30, 2004, Northeast Nominee Trust entered into a share exchange with Axiom III, Inc., in which the trust exchanged its 100% ownership in Axiom First Corporation for 2,500,000 shares of Axiom III, Inc., and Axiom III, Inc. assumed 100% ownership of Axiom First Corporation and its subsidiary. Bennett is the Trustee and beneficial owner of the Northeast Nominee Trust, and is also the Chief Executive Officer and Director of AXIO.

Bennett is the beneficial owner of 1,000,000 shares of common stock of AXIO held by the Northeast Nominee Trust through his position as Trustee.  As part of the transaction, Bennett will retain ownership of said 1,000,000 shares of common stock, and will agree with the Company not to sell in excess of 10,000 shares per day for a one year period of time pursuant to a Leak-Out Agreement.

As part of the consideration for the share exchange transaction, the Eastern Concept Shareholder paid the sum of $262,500 to the Northeast Nominee Trust.  As previously mentioned, Bennett is Trustee and a beneficial owner of the Northeast Nominee Trust.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compen-sation	Nonquali- fied Deferred Compen- sation	All Other Compen- sation	Total

Duane Bennett(1)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Benny Lee	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
(1)  Mr. Bennett will resign from his officer positions with the Company at the Closing.

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2006.

During the year ended December 31, 2006, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. The Company believes that all of these filing requirements were satisfied by its executive officers, directors and by the beneficial owners of more than 10% of the Company’s common stock.  In making this statement, the Company has relied solely on copies of any reporting forms received by it, and upon any written representations received from reporting persons that no Form 5 (Annual Statement of Changes in Beneficial Ownership) was required to be filed under applicable rules of the Commission.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, Axiom III, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: October 19, 2007                                      Axiom III, Inc.

By: /s/ Duane Bennett
                                                                       Duane Bennett
                                                                       CEO and Director